Thoratec Corporation
Ratios of Earnings to Fixed Charges
Exhibit 12.1

	Six Months Ended	Year Ended
	July 3, 2004	January 3, 2004	December 28, 2002	December 29, 2001	December 30, 2000	January 1, 2000
Earnings
Income (loss) before income taxes (a)	$2,381	$(3,576)	$894	$(91,191)	$12,271	$13,192
Fixed charges (from calculation below)	838	716	1,662	3,419	3,425	3,778

Net ‘Earnings’ as defined (b)	3,219	(2,860)	2,556	(87,772)	15,696	16,970
Fixed Charges
Total operating lease expenses (c)	1,260	2,149	1,808	1,778	623	481

Interest component of operating lease expense (deemed to be 1/3 of operating lease expense)	420	716	603	593	208	160
Interest expense	351	—	500	2,605	2,970	3,325
Amortization of capitalized debt issuance costs	67	—	559	221	247	293

Total Fixed charges (d)	838	716	1,662	3,419	3,425	3,778

Earnings to fixed charges ratio	3.84	(3.99)	1.54	(25.67)	4.58	4.49
Earnings excess (deficiency)	2,381	(3,576)	894	(91,191) *	12,271	13,192

(a)	From Forms 10-K or 10-Q.

(b)	Net earnings are defined as income (loss) before income taxes, plus fixed charges

(c)	From Form 10-K (rent expense in lease footnote), except 6 months ended July 3, 2004 which comes from the general ledger using the same methodology as used for 10-K disclosures.

(d)	Fixed charges represent interest expense on indebtedness, amortization of related capitalized debt issuance costs and the assumed interest expense implicit in our operating leases.

*	Fiscal year 2001 earnings include the impact of a $78.9 million write-off of in process research and development resulting from the Merger.